Mail Stop 3561

June 25, 2009

By U.S. Mail and facsimile to (403) 920-2200

Harold N. Kvisle
Chief Executive Officer
TransCanada Corporation
TransCanada Tower
450 – 1 Street S.W.
Calgary, Alberta, Canada T2P 5H1

> **Re:** **TransCanada Corporation**
> **Annual Report on Form 40-F for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 001-31690**

Dear Mr. Kvisle:

We have reviewed your filing and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so. If you disagree with this comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 40-F

Exhibits

Exhibits 31.1 and 31.2

1. For future filings, please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in General Instruction B(6)(a)(1) of Form 40-F. For example, in paragraph 1, 2 and 4(a) you refer to annual report instead of report. In paragraphs 2, 3, 4, 4(a),4(c) 4(d), and 5, 5(a) and 5(b) you refer to registrant instead of issuer. Please note these are examples only.

Please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director